Exhibit 99.1


INFICON News Release - 18-Apr-2001
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INFICON Holding AG Announces Date of Fiscal 2001 First Quarter Earnings

SYRACUSE, N.Y. & ZURICH, Switzerland--(BUSINESS WIRE)--April 18, 2001--INFICON Holding AG (NASDAQ:IFCN) (SWX Swiss Exchange:IFCN), a leading developer, manufacturer and supplier of vacuum instrumentation, will issue a press release announcing its fiscal 2001 first quarter results at approximately 1:00 a.m. EDT on May 3, 2001.

A conference call has been scheduled for 10:00 a.m. EDT/7:00 a.m. PDT/4:00 p.m. CET on that same day. To access the conference call, please dial +1.212.346.6507 by 9:50 a.m. EDT/6:50 a.m. PDT/3:50 p.m. CET. A live webcast of the conference call will also be available via the INFICON website at www.inficon.com.

On the call, James Brissenden, president and chief executive officer, and Peter Maier, chief financial officer, will review the quarter's results, discuss the Company's future objectives and provide financial outlook for the second quarter and full year 2001. Management will also be available for questions from the investment community.

A replay of the call will be available starting one hour after the completion of the call until 5:00 p.m. EDT on May 10, 2001. To access the replay, please dial +1.858.812.6440 (for access outside the U.S.) or +1.800.633.8284 (for access in the U.S.), reservation number 18602241. An archived replay of the live webcast will also be available on the Company's web site.


ABOUT INFICON

INFICON is a leading developer, manufacturer and supplier of vacuum instrumentation used for analysis, monitoring, measurement and control by manufacturers to improve the productivity of their production processes and the quality of their products. INFICON sells its products to customers worldwide, with a particular focus on semiconductor and related markets such as manufacturers of semiconductor chips, flat screen televisions and monitors, computer disc drive components and various electronic storage media, such as compact discs, digital video discs and floppy discs.

With global headquarters in Syracuse, New York, INFICON is a publicly traded company in Switzerland on the SWX Swiss Exchange and in the U.S. on the Nasdaq National Market under the symbol IFCN. The company has manufacturing facilities in the United States and Europe with worldwide offices and service centers in the U.S. China, France, Germany, Japan, Korea, Liechtenstein, Singapore, Switzerland, Taiwan, and the United Kingdom, For more information about INFICON and its products, please visit the Company's web site at www.inficon.com.


CONTACT: INFICON Holding AG, Syracuse
         Betty Ann Kram, 315/434-1122
         BettyAnn.Kram@inficon.com
         or
         Lippert/Heilshorn & Associates, Inc., New York
         Jody Burfening/Sanjay Hurry, 212/838-3777 jbs@lhai.com